Subsidiaries of Advanced Emissions Solutions, Inc.

Entity Name	State or Country of Organization
ADA Analytics Israel Ltd.	Israel
ADA Analytics, LLC	Delaware
ADA Environmental Solutions, LLC	Colorado
ADA-ES Intellectual Property, LLC	Colorado
ADA-ES, Inc.	Colorado
ADEquity, LLC	Delaware
Advanced Clean Energy Solutions, LLC	Delaware
BCSI, LLC	Delaware

•	Each subsidiary does business under its chartered name.